
15007861


MAY 1 1 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

CYRELA COMMERCIAL PROPERTIES S.A. EMPREENDIMENTOS E PARTICIPAÇÕES

(*Name of Subject Company*)

N/A

(*Translation of Subject Company's Names into English (if applicable)*)

Federative Republic of Brazil

(*Jurisdiction of Subject Company's Incorporation or Organization*)

CYRELA COMMERCIAL PROPERTIES S.A. EMPREENDIMENTOS E PARTICIPAÇÕES

(*Names of Person(s) Furnishing Form*)

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing Common Shares, without Par Value, of Cyrela Commercial Properties S.A. Empreendimentos e Participações

(*Title of Class of Subject Securities*)

Level 1 CUSIP: 23283A305
144A CUSIP: 23283A107
REG. S CUSIP: 23283A206

(*CUSIP Number of Class of Securities (if applicable)*)

Dani Ajbeszyc
CFO and Investor Relations
Avenida Presidente Juscelino Kubitschek 1455 5th floor
04543-011, São Paulo, SP, Brazil
(+55 11) 3018-7601

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to:

Jonathan Kellner
Linklaters LLP
Rua Leopoldo Couto Magalhães, 700 -1 ° andar sala 11
Itaim Bibi - 04542-000
São Paulo – SP, Brazil
Tel: +(55.11) 3074.9520

May 13, 2015

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) The following documents are attached as exhibits to this Form CB:

Exhibit Number	Description
99.1	English translation of the Portuguese language notice to shareholders of Cyrela Commercial Properties S.A. Empreendimentos e Participações informing them of their preemptive share subscription rights on April 28, 2015 pursuant to CVM Instruction 358/02.

(b) Not applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 801(b) under the U.S. Securities Act of 1933, as amended, is prominently included in the documents attached as exhibits hereto.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) The following documents are attached as exhibits to this Form CB:

Exhibit Number	Description
99.2	English translation of the Portuguese language Material Fact (Fato Relevante) filed by Cyrela Commercial Properties S.A. Empreendimentos e Participações with the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários*) on April 28, 2015.

(2) Not applicable.

(3) Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Cyrela Commercial Properties S.A. Empreendimentos e Participações filed with the Commission a written irrevocable consent and power of attorney on Form F-X on April 29, 2015.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CYRELA COMMERCIAL PROPERTIES S.A. EMPREENDIMENTOS E PARTICIPAÇÕES

By: __________________________

Name: Dani Ajbeszyc
Title: Chief Financial Officer
Date: April 29, 2015

Ex. 99.1

IMPORTANT INFORMATION

Cyrela Commercial Properties S.A. Empreendimentos e Participações ("**CCP**") has commenced a preemptive subscription rights offering to holders of common shares of CCP on the record date. CCP will also issue rights (the "**ADS rights**") to subscribe for new American Depositary Shares ("**ADSs**"), representing common shares and evidenced by American Depositary Receipts, to holders of record of ADSs on the ADS record date, which is May 15, 2015 (the "**ADS Holders**").

The share rights, the new shares issuable upon the exercise of such share rights, and the ADS rights have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of any state or other jurisdiction of the United States. The new shares issuable upon exercise of the share rights may not be offered, sold, or subscribed for except (i) within the United States, in a transaction that is exempt from, or not subject to, the registration requirements of the Securities Act or (ii) outside the United States, in an offshore transaction pursuant to Regulation S under the Securities Act.

ADS Holders will receive further information about the ADS rights offering directly from Bank of New York Mellon, N.A., the depositary and ADS rights agent.

This rights offering is made for the securities of a Brazilian company. The rights offering is subject to Brazilian disclosure requirements that are different from those of the United States. Financial statements included in the documents, if any, have been prepared in accordance with Brazilian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue CCP or its officers or directors in a Brazil court for violations of the U.S. securities laws. It may be difficult to compel CCP, its officers, directors, and its affiliates to subject themselves to a U.S. court's judgment.

The following is an English translation of the original Portuguese language document. This English translation has been prepared solely for informational purposes only in accordance with Rule 801 under the Securities Act. This translation is not an offer or invitation to make an offer for the purchase of any securities. If there exist any discrepancies between the original Portuguese language document and this English translation, the original Portuguese language document will prevail.

CYRELA COMMERCIAL PROPERTIES S.A EMPREENDIMENTOS E PARTICIPAÇÕES

Publicly-held Company

CNPJ/MF nº 08.801.621/0001-86
NIRE 35.300.341.881

NOTICE TO SHAREHOLDERS

Pursuant to CVM Instruction 358/02, Cyrela Commercial Properties S.A. Empreendimentos e Participações. ("CCP" or "Company") hereby informs its shareholders and the general public that its Board of Directors, at a meeting held on April 28, 2015, approved today the Company's capital stock increase, within the authorized capital limit, pursuant to Article 8 of the Company's Bylaws, in the amount of R$400,000,006.92 (four hundred million six reais and ninety-two cents), through the private issuance of 36,663,612 (thirty-six million six hundred sixty-three six hundred twelve) common nominative shares in book-entry form and with no par value, at an issue price of R$10.91 (ten reais and ninety-one cents) per share ("Capital Increase").

The Capital Increase aims to strengthen the Company's capital structure.

The Capital Increase has the following features:

1. **Capital Stock Increase:** R$400,000,006.92 (four hundred million six reais and ninety-two cents), through the private issuance of 36,663,612 (thirty-six million six hundred sixty-three thousand six hundred twelve) common shares, increasing the Company's Capital Stock from R$399,763,364.55 (three hundred ninety-nine million seven hundred sixty-three thousand three hundred sixty-four reais and fifty-five cents) to R$799,763,371.47 (seven hundred ninety-nine million seven hundred sixty-three thousand three hundred seventy-one reais and forty-seven cents), composed of 119,663,612 (one hundred nineteen million six hundred sixty-three thousand six hundred twelve) common shares.

2. **Number of Shares Issued:** 36,663,612 (thirty-six million six hundred sixty-three thousand six hundred twelve) common shares. The common shares issued as a result of the Capital Increase are identical to the existing common shares and will participate in full in any dividends and / or interest on capital that may be declared from the approval of the Capital Increase.

3. **Issue Price:** The issue price is R$10.91 (ten reais and ninety-one cents) per share and was determined based on methodology that the Company's management finds suitable for fixing the price of the new shares subject to the Capital Increase, namely, the weighted average price of the Company shares in the last thirty (30) trading days on BM&FBOVESPA

S.A. (*Bolsa de Valores, Mercadorias e Futuros*) immediately preceding the date hereof, pursuant to item III, paragraph one of article 170 of Brazilian Law 6,404/76.

4. Payment Conditions: The common shares issued as a result of the Capital Increase shall be paid for in cash, in Brazilian currency, upon purchase.

5. Allocation of Resources: The funds raised through the Capital Increase will be used to strengthen the Company's capital structure.

6. Dilution: The dilution percentage for shareholders who do not purchase any shares during the period for exercising the preemptive rights for the Capital Increase will be 30.638897984% (thirty point six three eight eight nine seven nine eight four), considering the total issuance for the Capital Increase.

7. Purchase Rights: The Company's shareholders holding shares as of May 12, 2015 shall be entitled to purchase new shares. After May 13, 2015, the shares will trade without preemptive rights.

8. Transfer of Rights: The shareholders of Company-issued shares held in escrow by Banco Bradesco S.A. who wish to assign their preemptive rights (including the right to purchase remaining shares) may do so through one of the agencies of Banco Bradesco S.A. Shareholders whose shares are in custody of BM&FBOVESPA should seek their custody agents.

9. Purchase Procedures: The shareholders of Company-issued shares held in escrow by Banco Bradesco S.A. who wish to exercise their preemptive rights for the purchase of new shares shall go to any Banco Bradesco S.A. agency for purchase of new shares upon signature of the purchase form. The purchase period shall be from May 13, 2015, until August 28, 2015, inclusive. The shareholders of shares deposited in the Central Depository of BM&FBOVESPA ("Central Depository") shall exercise their respective rights through their custody agents and according to the rules stipulated by the Central Depository, observing the terms and conditions of this notice. Shareholders should express their interest in any possible remaining reserves in the corresponding share purchase form.

10. Remaining Shares: In compliance with Article 171, Paragraph 7, of Brazilian Corporate Law, purchasers will be ensured the right to bid in the apportionment of any remaining shares. Upon the exercise of preemptive rights, purchasers who wish to purchase remaining unpurchased shares during the period for exercising the preemptive rights shall indicate so in an irrevocable manner such a reservation in the purchase form which will be, however, subject to apportionment. Within five (5) business days from the end of the period for exercising the preemptive rights, the Company will release a new Notice to Shareholders, in which the apportionment of remaining shares will be informed. In any apportionment of unpurchased shares, purchasers who have expressed interest in reserving remaining in the purchase form will have a term of ten (10) business days from the publication of the Notice to Shareholders regarding the calculation of remaining shares to purchase the remaining shares ("First Remaining Shares Purchase Period"). After the First Remaining Shares Purchase Period and if there are still remaining unpurchased shares, purchasers who have expressed interest in the remaining shares on their the purchase form concerning the First Remaining Shares Purchase Period will have a further term of ten (10) business days from the date of publication of the new Notice to Shareholders informing the number of shares that remain unpurchased after the First Remaining Shares Purchase Period, to purchase such remaining shares, by signing a new purchase form ("Second Remaining Shares Purchase Period"). If there are still remaining unpurchased shares after the realization of the Second Remaining Shares Purchase Period, the Company may, at its discretion, establish new purchase periods for the purchase of remaining shares. After the last remaining shares purchase period, any balance shall be fully purchased by the directly or indirectly controlling shareholders within 5 (five) business days.

For purposes of purchasing the remaining shares by the exercise of preemptive rights, the purchasers shall observe the procedures from the underwriting bank or BM&FBOVESPA S.A. as applicable.

The remaining shares shall be paid for in cash, in Brazilian currency, by the purchasers upon purchase.

11. No Partial Approval: All of the remaining shares from the Capital Increase will be purchased.

12. Dividends: The common shares issued herein are identical to existing common shares and will participate in full of all benefits, including dividends and any capital remuneration that may be declared from the approval of the Capital Increase.

13. Service Locations: Shareholders willing to exercise their preemptive rights should contact, within the exercise of the preemptive rights term, any branch of Banco Bradesco S.A., Monday through Friday, during banking hours.

14. Additional Information: Additional information may be obtained from Investor Relations at (+55 11) 3018-7601 or by e-mail ri@ccpsa.com.br. In addition, other information about the Capital Increase and the conditions for purchase and payment of shares issued may be obtained by means of Annex 30 (xxxii) of CVM Instruction 480/2009, as amended by Instruction 552/2014, which is attached to the minutes of the Board of Directors Meeting held on April 28, 2015.

São Paulo, April 28, 2015.

Dani Ajbeszyc
CFO and Investor Relations

Ex. 99.2

CYRELA COMMERCIAL PROPERTIES S.A. EMPREENDIMENTOS E PARTICIPAÇÕES

CNPJ/MF N.º 08.801.621/0001-86
Publicly-held Company

MATERIAL FACT

CYRELA COMMERCIAL PROPERTIES S.A. EMPREENDIMENTOS E PARTICIPAÇÕES ("CCP" or "Company") hereby informs its shareholders and the general market that the Board of Directors approved today an increase in the Company's capital stock, within the authorized capital limit, in the amount of R$ 400,000,006.92 (four hundred million six reais and ninety-two cents), through the private issuance of 36,663,612 (thirty-six million six hundred sixty-three six hundred twelve) common nominative shares in book-entry form and with no par value, at an issue price of R$ 10.91 (ten reais and 91 cents) per share ("Capital Increase"). The issue price per share was determined based on the weighted average price of the Company shares in the last 30 (thirty) trading days on BM&FBOVESPA S.A. – *Bolsa de Valores, Mercadorias e Futuros* immediately preceding the date hereof, pursuant to item III, paragraph one of article 170 of Brazilian Law 6,404/76.

The funds raised through the Capital Increase will be destined to strengthening the Company's capital structure.

All Company shareholders of record on May 12, 2015, will be granted a period of 108 (one hundred eight) days to exercise their preemptive rights, beginning on May 13, 2015 and ending on August 28, 2015, inclusive.

The common shares issued will be identical to the existing shares and will participate in full in any dividends and/or interest on capital that may be declared from the approval of the Capital Increase.

If there is no purchase of all Capital Increase shares after the deadline for exercising the preemptive rights, any remaining unpurchased shares will be apportioned among the purchasers who have expressed interest in reserving remaining shares in the respective application form through reoffering rounds of apportionment. Should there be remaining unpurchased shares after such apportionment, any balance shall be fully purchased and paid by the directly or indirectly controlling shareholders.

The Company will release, on the date hereof, a Notice to Shareholders containing additional information about the procedures and deadlines for exercising the preemptive rights, for the purchase of remaining unpurchased shares, and other applicable conditions.

The Company will keep its shareholders and the market informed about the Capital Increase.

São Paulo, April 28, 2015.

Dani Ajbeszyc
CFO and Investor Relations